Snipp Achieves US$1MM+ of Sales Bookings in First Ten Days of 2019

TORONTO, Jan. 23, 2019 -- Snipp Interactive Inc. ("Snipp" or the “Company”) (OTCQB: SNIPF; TSX-V: SPN), a global provider of digital marketing promotions, rebates and loyalty solutions, today announced that it achieved US$1MM+ in sales bookings during the first 10 business days of 2019. This represents the fastest start in company history and continues the momentum from the record quarterly bookings achieved in Q4 2018 of $4MM+ and the record-breaking annual sales of over $15MM+ for 2018.

The deals cover a healthy mix of new as well as renewed business. 35% of the deals signed were new renewals from existing clients whose programs were due for renewals, 55% represented new additions to existing programs and 10% represented brand new programs with new clients. The programs leverage the entire Snipp suite of technology and marketing solutions from promotions to rewards to rebates and loyalty. The diversity of this early 2019 business is a testament to Snipp’s most robust product line to date, which now offers brands a more complete set of tools to meet their marketing needs.

“We are thrilled to have kicked off the year with this milestone and are excited to so quickly resume the momentum of our record breaking 2018,” said Atul Sabharwal, Chief Executive Officer at Snipp. “We have set lofty goals for this year, and a key to our success will be our ability to accelerate our sales growth. Because our business is rooted in brand marketing, it is easy to forget that we are really a technology company, with the kind of leverage and margins that improve dramatically with scale. Our products are universal, so a major theme in 2019 will be our efforts to target the USA, Canada, and Europe to capture the regional needs of our multinational customers. The diversity of our early sales is encouraging, giving us more ways than ever to retain and gain customers. The year has just begun, but our optimism has never been higher.”

While the figures mentioned above reflect the total revenues booked, please note that the projects are spread across multiple time periods and the timing of the revenues will be recognized per Snipp’s established revenue recognition policies.

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Toronto, Canada with offices across the United States, Canada, Ireland, Europe, and India. The company is publicly listed on the Toronto Stock Venture Exchange (TSX-V) in Canada and is also quoted on the OTC Pink marketplace under the symbol SNIPF. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016. SNIPP IS RANKED AMONGST THE TOP 500 FASTEST GROWING COMPANIES IN NORTH AMERICA on Deloitte’s 2018 Technology Fast 500™, for the third year in a row.

FOR FURTHER INFORMATION PLEASE CONTACT:

MKR Group, Inc.

Todd Kehrli / Mark Forney

snipp@mkr-group.com

Snipp Interactive

Jaisun Garcha

investors@snipp.com

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This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

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